


DEREK OIL & GAS AND IVANHOE ENERGY
COMPLETE PHASE 1 PROGRAM AT LAK RANCH
ENHANCED OIL PROJECT IN WYOMING

July 12, 2004

Vancouver, B.C — Ivanhoe Energy and Derek Oil & Gas reported today that Phase 1 of a short-term cyclic steam injection test has been completed at the LAK Ranch enhanced oil recovery project in Wyoming, where Ivanhoe can earn a 60% working interest by funding US$5.0 million in development costs.

Ivanhoe, as operator, reports that 13,000 barrels of steam were injected into the reservoir from late April through the end of May, 2004, using the existing horizontal production well, Derek 1-P. Approximately 70% of the steam has been recovered to date and oil cuts are beginning to improve as anticipated. The oil is high-quality 19-degree API gravity, and contains high levels of naphtha. Plans are underway to commence a second steam cycle in late July, 2004, using a larger quantity of steam at a higher pressure to further stimulate oil production. The Wyoming Oil and Gas Conservation Commission has approved the higher surface injection pressure for the second cycle.

Extensive fibre optic monitoring will continue to be utilized in modelling the productivity and thermal performance of the producing well as a prelude to the drilling of five vertical steam injection holes that are expected to further enhance oil production.

Ivanhoe also reported today that progress continues with the planned ultra-high resolution 3D seismic survey scheduled for the last quarter of 2004. The survey is designed to provide the necessary detail for targeting future horizontal well development at LAK Ranch, where two independent engineering reports have confirmed the potential for the project to contain at least 100 million barrels of "oil-in-place".

After completion of the 3D seismic survey, Ivanhoe, as operator, plans to drill additional delineation wells to prove up oil-in-place reserves and commerciality of a full steam injection (SAGD) project.

Following completion of the pilot phase, the development program is scheduled to include additional horizontal producing wells, new steam injection and the extension of surface facilities. Ivanhoe has estimated that, at the low end of the recovery range, the initial development program could grow to more than 20 producing wells and production volumes in excess of 4,500 barrels a day. As more acreage is identified through further development, optimum daily production rates could increase to 10,000 barrels a day. Should Ivanhoe elect not to proceed beyond the pilot phase, its working interest will be reduced to 15% and Derek will become operator.

Ivanhoe Energy trades on the NASDAQ SmallCap market with the ticker symbol IVAN and on the Toronto Stock Exchange with the symbol IE. Derek Oil and Gas trades on the TSX Venture Exchange with the ticker symbol DRK and on the U.S. over-the-counter market with the ticker symbol DRKOF.

Supplemental Information

A horizontal well, with a lateral extension of 1,500 feet, is expected to cost approximately $600,000 and steam injection wells are expected to cost $60,000. Colorado-based Surtek, a reservoir-engineering firm specializing in enhanced recovery applications, and Petrotech Engineering Ltd. of Burnaby, British Columbia, have provided the independent oil-in-place estimates for the LAK Ranch field. The Petrotech report uses the definition of reserves category from the Canadian Oil and Gas Evaluation Handbook and conforms to National Instrument NI 51-101 (Standards of Disclosure for Oil & Gas Activities). See Derek's May 5, 2004, news release for further details on the Petrotech evaluation. Naphtha is a lighter fraction of crude oil and is used in the blending of jet fuel by the local refinery.

Information contacts:

Ivanhoe Energy: Investors Relations +1.604.688.8323. info@ivanhoe-energy.com
Derek Oil: Investor Relations 1-888-756-0066 or (604) 331-1757. invest@derekoilandgas.com

Ivanhoe Energy (USA) Inc.	Derek Oil & Gas Corporation
"Leon Daniel"	*"Barry C.J. Ehrl"*
Leon Daniel, President & CEO	Barry C.J. Ehrl, President & CEO

FORWARD-LOOKING STATEMENTS: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning estimates of recoverable oil, expected oil prices, expected costs, statements relating to the continued advancement of the LAK Ranch project and other statements which are not historical facts. When used in this document, the words such as "could," "estimate," "expect," "intend," "may," "potential," "should," and similar expressions are forward-looking statements. Although Ivanhoe Energy believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential that the LAK Ranch project will experience technological and mechanical problems, geological conditions in the reservoir may not result in commercial levels of oil and gas production, changes in product prices and other risks disclosed in Ivanhoe's Annual Report on Form 10-K and Derek's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.